austriamicrosystems



05008747

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH, D.C.
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Unterpremstaetten, 2005-05-12

SUPPL

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated February 16, 2005
2.	Press release dated February 17, 2005
3.	Press release dated February 18, 2005
4.	Press release dated February 22, 2005
5.	Press release dated March 03, 2005
6.	Press release dated March 07, 2005
7.	Press release dated March 11, 2005
8.	Press release dated March 15, 2005
9.	Press release dated March 23, 2005
10.	Press release dated April 14, 2005

Dlw 6/9

Document	Description of document
11.	Press release dated April 26, 2005


MAY 3 1 2005
WASH. D.C.

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,



Moritz M. Gmeiner

Press Release
February 16, 2005


RECEIVED
MAY 3 1 2005
209

austriamicrosystems records strong revenue and earnings growth in 2004, expects further growth in 2005

Key financial figures for full year and fourth quarter 2004

Unterpremstaetten, Austria (February 16, 2005) — austriamicrosystems (SWX: AMS) announces key financial data for the fiscal year 2004 and fourth quarter 2004.

Financials

austriamicrosystems was able to conclude 2004 very successfully with strong growth in revenues and earnings. Group revenues for the past fiscal year achieved a record high of EUR 160.5 million, an increase of 19.4% (EUR 26.1 million) compared to the previous year. All business units and geographical regions contributed to this significant revenue growth. Revenues for the fourth quarter 2004 were EUR 50.5 million, an increase of 12.2% (EUR 5.5 million) compared to the same quarter 2003.

Gross margin for the full year 2004 rose to 43%, a considerable increase from 40% in the previous fiscal year. In the fourth quarter 2004, gross margin reached 44% compared to 45% in the same period 2003. The group result from operations according to IFRS (EBIT) for the fiscal year 2004 grew strongly to EUR 20.6 million, an increase of more than 300% (EUR 15.7 million) compared to the previous year. For the fourth quarter 2004 the result from operations amounted to EUR 9.4 million, increasing by EUR 7.6 million compared to the same period 2003.

Net income for the fiscal year 2004 increased significantly to EUR 3.7 million from EUR 0.6 million in the previous year, resulting in earnings per share for the fiscal year 2004 of CHF 0.56 / EUR 0.36. Net income for the fourth quarter 2004 was EUR 7.5 million, an increase of EUR 6.9 million compared to the same period 2003. Net income for the fiscal year 2004 was impacted by a one-time extraordinary non-cash adjustment to our deferred tax asset of around EUR 12 million in the second quarter 2004 required by IFRS to reflect the lowering of the Austrian corporate tax rate from 34% to 25% from January 1st, 2005. Excluding the non-cash tax adjustment, net income for the fiscal year 2004 would have reached EUR 15.8 million, equivalent to earnings per share of CHF 2.38 / EUR 1.54. Total backlog stood at EUR 45.3 million on December 31, 2004 compared to EUR 42.8 million on December 31, 2003.

Business

austriamicrosystems was able to further strengthen its position in the worldwide analog semiconductor market in the past fiscal year. A supplier of high performance analog solutions through its business units Communications, Industry & Medical and Automotive, austriamicrosystems achieved significant market success with existing and new products for its expanding global customer base. The positive development of the company's business in fiscal year 2004 confirms austriamicrosystems' technological leadership in the analog semiconductor market.

With innovative solutions in the areas of standard products and customer-specific developments, austriamicrosystems is strongly positioned in the global analog semiconductor market for further growth in the focus segments Power Management, Sensors & Sensor Interfaces and Portable Audio.

Outlook

austriamicrosystems is confident for 2005 and expects its business to develop positively in the current fiscal year with further growth in revenues and earnings. Based on currently available information, austriamicrosystems foresees revenue growth of between 10 and 15% and substantial growth in earnings for the fiscal year 2005.

austriamicrosystems will present detailed financial information for the fiscal year 2004 at a press conference and analyst meeting in Zurich on March 15, 2005.

Further information regarding the austriamicrosystems share is available on the austriamicrosystems website at http://www.austriamicrosystems.com/08ir/ir_news_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
February 17, 2005


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2005
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austriamicrosystems further expands Multi Product Wafer Service for CMOS, High-Voltage and RF Processes for its Foundry Customers

Unterpremstaetten, Austria (February 17, 2005) – austriamicrosystems' business unit Full Service Foundry provides a cost-efficient and fast ASIC prototyping service by combining several designs from different customers onto one wafer. This approach, known as Multi-Project Wafer (MPW) or shuttle run, allows to share the costs for wafer and masks among a number of different customers.

The customer delivers GDSII-Data's at fixed dates and receives untested packaged samples or dies within a lead-time of typically 8 weeks for CMOS processes and 10 weeks for High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. All MPW-Runs will be produced at austriamicrosystems' 8 inch wafer fab in Unterpremstaetten, Austria.

The long lasting cooperation with organizations like Europractice, MOSIS, CMP-TIMA and Fraunhofer IIS, enables austriamicrosystems to offer more than 100 start dates in 2005. The detailed start dates per process are available on the web at: http://asic.austriamicrosystems.com/MPW

austriamicrosystems offers a whole range of processes in 0.8µm and especially in 0.35µm which are based on the 0.35µm CMOS process licensed from TSMC (Taiwan Semiconductor Manufacturing Company). The CMOS compatible 0.35µm Silicon-Germanium BiCMOS technology enables designs of RF circuits with an operating frequency of up to 10 GHz combined with high-density digital parts on one single ASIC. The new highlight is the 0.35µm HV-CMOS family with a 20V CMOS process, ideal for power management products and display drivers, and a 50V CMOS process, optimized for automotive and industrial applications. Another expansion of the MPW service is the availability of the advanced 0.35µm process options for opto-electronic and CMOS processes with embedded EEPROM.

All technologies are supported by the well-known HIT-Kit, an advanced design-kit based on CADENCE, MENTOR Graphics or Agilent ADS design environments. These design kits include high precision simulation models, libraries of transistors and passive devices, logic gates, peripheral cells and simulation models for several packages.

In addition to standard prototype services austriamicrosystems is offering analog IP blocks, memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Additional information can be found on following internet pages: www.austriamicrosystems.com and http://asic.austriamicrosystems.com

###

For more information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
February 18, 2005


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austriamicrosystems announces distribution partnership with Future Electronics for international key markets

Partnership to accelerate sales growth and market penetration for austriamicrosystems' high performance standard products

Unterpremstaetten, Austria – February 18, 2005 – austriamicrosystems AG (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, today announced a distribution partnership agreement with Future Electronics Inc., a world-class leader in the distribution and marketing of semiconductors and passive, interconnect and electro-mechanical components, for key markets in the Americas and Europe.

Under the agreement which is effective immediately, Future Electronics will distribute austriamicrosystems' entire line of standard and Standard Linear IC products throughout North America, South America and Europe (with the exception of Finland, Sweden, United Kingdom, Netherlands, Belgium and Luxembourg).

With headquarters in Canada and 157 offices in 37 countries in the Americas, Europe and Asia, Future Electronics combines exceptional customer reach and outstanding technical support with a commitment to customer satisfaction unparalleled in the electronics distribution industry. Having served the electronics industry for more than 35 years, Future Electronics supports customers of all sizes worldwide with a wide range of semiconductor and other components from leading vendors.

austriamicrosystems, headquartered in Austria with 16 locations worldwide, is strongly positioned in the global analog semiconductor market providing customized and standard products. austriamicrosystems offers a winning combination of superior analog design capabilities built over more than 20 years and own state-of-the-art 8 inch manufacturing. Leveraging its expertise in low power and high accuracy, austriamicrosystems is actively expanding its product portfolio with high performance standard products targeting industrial control, communications and automotive markets among others and Standard Linear products for a wide variety of applications.

"We are excited to partner with Future Electronics, a leading force in worldwide electronics distribution," said John Heugle, CEO of austriamicrosystems. "We want to drive significant volumes of standard products harnessing new opportunities in the communications, industrial, medical and automotive market

segments. Future Electronics offers unmatched market access, industry-leading customer support and a pro-active sales model. We look forward to utilizing Future Electronics' international distribution power to accelerate sales growth of our standard products including Standard Linear."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com


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austriamicrosystems shows FlexRay high speed transceiver at Embedded World 2005 in Nuremberg

Unterpremstaetten, Austria – February 22, 2005 – austriamicrosystems, a leading global designer and manufacturer of analog integrated circuits (ICs) for automotive, industrial, medical and communication applications, confirms its leading position in high bandwidth bus-systems by showing its newly developed FlexRay transceiver AS8221 at Embedded World 2005 in Nuremberg. At the fair, the AS8221 is on display as part of a Fujitsu FlexRay cluster and diagnosis system with a maximum speed of 10 Mbit/sec at the Fujitsu Microelectronics booth (Booth 12-411).

The AS8221 supports cost-optimized high-speed, fault-tolerance time-triggered applications operating as an interface between a FlexRay communication controller and the copper wire physical bus. The new device provides various bus and failure diagnostics, making it optimal for high-speed automotive bus systems, safety-critical applications, X-by-wire systems and time-triggered bus systems. Both the high-side driver and the low-side driver are included resulting in an absolutely symmetric signal with significant driver capabilities.

"The AS8221 FlexRay transceiver will be the first transceiver available on the market in volume for bandwidths up to 10 Mbit/sec in automotive applications," said Bernd Gessner, General Manager of austriamicrosystems' Automotive business unit. "This new product clearly demonstrates the advantages of austriamicrosystems' 0.35 micron high voltage process, and the extensive know-how and experience of our design engineers for high voltage applications."

austriamicrosystems is a pioneer in time-triggered architectures (TTA) having developed the first time-triggered bus-controller to be automotive qualified. Moreover, the majority of all shown concept-cars with x-by-wire are based on austriamicrosystems silicon. austriamicrosystems' involvement in European Union research and development projects like Next-TTA, which focuses on new time-triggered applications in a real car environment, underscores austriamicrosystems' position as a leading innovator in time-triggered architectures.

FlexRay is a new network communication system targeted specifically at the next generation of high bandwidth automotive applications like "by-wire" applications. These applications demand high-speed bus systems that are deterministic, fault-tolerant, and capable of supporting distributed control systems.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 3136 500 5968
Fax: +43 3136 500 5420
sonja.pieber@austriamicrosystems.com
flexray@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
March 03, 2005


SEC MAIL PROCESSING
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MAY 31 2005
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austriamicrosystems launches fully automotive-qualified non-volatile process for foundry customers

Further IP portfolio expansion complements Full Service Foundry strategy

Unterpremstaetten, Austria (March 03, 2005) – austriamicrosystems' business unit Full Service Foundry today announced the release of one of the industry's most reliable embedded EEPROM blocks for its 0.35µm process family. The new EEPROM blocks offer low power operation and high data retention over an extended temperature range by using a proven PMOS-based NVM technology. The memory blocks are available as an add-on process module to the 0.35µm CMOS process transferred from TSMC (Taiwan Semiconductor Manufacturing Company).

austriamicrosystems' embedded EEPROM blocks contain a bus interface, an internal charge pump and are easy to embed into a chip design. The NV process module was developed especially for low power and low voltage applications and enables the operation at supply voltage ranges from 1.8V to 3.6V. Write currents of less than 100µA make the process ideally suited for all mobile applications as well as RFID products. The memory cells can also be configured as EEPROM blocks or Flash memories without any process changes.

The EEPROM process is fully automotive-qualified and eminently suited for harsh environment, making it ideal for designs in automotive, medical and industrial applications. The silicon-proven memory IP blocks can be obtained from austriamicrosystems based on a one-time license fee. Integration into the product design is very fast and user-friendly using the HIT-Kit, austriamicrosystems' industry benchmark process design kit. Due to the modularity of the processes foundry customers can re-use 100 percent of their standard 0.35µm CMOS designs, while the memory block is added right before starting production of the wafer.

"Offering high reliable embedded EEPROM blocks as an add-on to our 0.35µm standard CMOS process enables our customers to design highly competitive products, which are increasingly needed in analog mixed signal designs for sensor and bus interfaces, power management etc.," commented Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems' business unit Full Service Foundry. "Compared to other non-volatile memory processes available on the market, our EEPROM blocks are very robust and offer significant lower write currents at low operating voltages.

These high-performance features allow our customers to address their target markets in the analog and mixed signal areas with additional features."

Beside non-volatile EEPROM/Flash memories, austriamicrosystems also offers OTP blocks which can be combined on the same chip with no additional mask layers. These polyfuse blocks are one-time programmable at 3.3V operating voltage and offer very fast read access time of 50 nanoseconds per byte. This makes them ideal for storing serial numbers, unique configuration codes or analog IC trim or calibration parameters.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, HV CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems is an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Additional information can be found on following internet pages: www.austriamicrosystems.com and http://asic.austriamicrosystems.com

###

For more information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com


MAY 2 1 2005
austriamicrosystems

austriamicrosystems collaborates with Cadence to address analog IC design challenges

Leading analog-specialty foundry establishing design kits and reference flow based on Cadence Virtuoso platform

Unterpremstaetten, Austria (March 07, 2005) – austriamicrosystems' business unit Full Service Foundry (SWX: AMS) today announced a strategic alliance with Cadence Design Systems, Inc. (NYSE:CDN) (Nasdaq: CDN) targeting analog integrated circuit (IC) design. The companies are collaborating to enable austriamicrosystems to deliver comprehensive HIT-Kits (austriamicrosystems process design kits, or PDKs) and reference flows based on the Cadence® Virtuoso® custom design platform. By optimizing the path from design through physical implementation, this collaboration enables analog IC designers to speed silicon to market.

"To succeed in today's competitive analog IC market, designers must meet performance targets, challenging power specifications and aggressive market windows," said Jan Willis, Senior Vice President, Industry Alliances, at Cadence. "Collaborating with leading analog foundries, such as austriamicrosystems, helps designers address these challenges with increased productivity and improved design quality."

"Working with Cadence offers significant benefits to our common customers, as they get access to comprehensive information from both companies, such as design software and process data," said Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' business unit Full Service Foundry. "In addition, we are working on establishing a seamless analog reference flow that utilizes our leading analog process design kit – the HIT-Kit – with the Cadence Virtuoso platform. By delivering solutions to accelerate the design of silicon-accurate analog ICs, we can help our customers focus on their core competency – designing ICs."

In combination with the Cadence Virtuoso platform, the HIT-Kit supports designers in creating their first-time-right analog designs, even for complex systems, due to its highly accurate simulation models. The current release, HIT-Kit v3.60, is available for the Cadence Virtuoso platform and includes high performance 0.35µm CMOS, SiGe-CMOS and High Voltage CMOS process technologies. Besides the simulation models, the HIT-Kit ships with fully silicon qualified standard cells, I/O cells, general

purpose analog cells, custom analog and RF devices, verification rule sets and tools to support design-for-manufacturing (DFM).

More information about austriamicrosystems and its collaboration with Cadence can be found at http://www.cadence.com/partners/foundry_program/index.aspx?lid=foundries

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com

###

For information contact

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches process supporting high-speed photodiode for next generation DVD applications

Novel high-speed / high-sensitivity wafer process available to chip designers for blue laser photo detection ICs (PDICs)

Unterpremstaetten, Austria (March 11, 2005) – austriamicrosystems' business unit Full Service Foundry announced today, at the DATE conference in Munich, the availability of a new specialty wafer process with a novel photodiode for blue laser DVD Photo Detector ICs and industrial applications.

Migration from red to blue laser technology in next generation DVD drives will enable reading and writing functions on Digital Versatile Discs for storing more than 27GB which is equivalent to more than 10 hours of TV broadcasting. This will represent a quantum leap from today's DVD drives employing 640nm laser, which are limited to a maximum storage capacity of 4.7GB. The Blu-Ray Disc consortium is driving the mass-market introduction of this technology and expects the market to be in significant volumes by 2006.

The integrated high-speed and high-sensitivity photodiode supports wavelengths from 780nm down to below 400nm. Therefore it is ideally suited for PDICs for any current and future CD and DVD standards as well as various industrial laser products. The specialty wafer process as such is a high-speed, low-noise process, based on the proven 0.35µm CMOS mixed signal base technology transferred from TSMC. It provides a very fast switching rate of 0.5ns and noise levels of 0.5nA per square root hertz, enabling the fastest read, write and rewrite times for optical recording.

"The very short rise and fall times of less than 1ns for our new diode translate into bandwidths of > 500MHz. Such values are 2-3x higher than bandwidths of PDICs in any competitive silicon technologies. More importantly the sensitivities of > 0.24A/W for blue light are among the best values ever reported and correspond to more than 80% of theoretically feasible sensitivity at 400nm wavelength. Key to this exciting progress has been a photodiode device available in our specialty process," explained Martin Schrems, Director of Process Development & Implementation at austriamicrosystems.

"This new leading edge photo sensor, which is based on our 0.35µm specialty process, enables our customers to design a very competitive solution for early entry to the high volume blue laser DVD PDIC market. With our leading analog high volume wafer manufacturing capabilities we are the perfect partner to fabless design houses and IDMs," commented Peter Gasteiner, Senior Vice President and General Manager of austriamicrosystems' Business Unit Full Service Foundry. "The integration density of more

than 17k gates/mm2 and the rigorous modularity to the 0.35µm TSMC CMOS base process enable the simple integration of analog mixed signal sensor interface circuits."

The 0.35µm technology is supported by the well-known HIT-Kit, an advanced design-kit based on Cadence, Mentor Graphics or Agilent ADS software. These design kits include high precision simulation models, general-purpose analog cells, libraries of transistors and passive devices, logic gates, peripheral cells and simulation models for several packages. In addition to the HIT-Kit austriamicrosystems is offering analog IP blocks, memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed signal foundry market offering well-established RF CMOS, HV CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems is an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customised and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Additional information can be found on following internet pages: www.austriamicrosystems.com

###

For more information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Strong growth in revenues and earnings in fiscal year 2004, confident of further growth in 2005


RECEIVED
MAY 31 2005

Detailed results for fiscal year 2004 and fourth quarter 2004

Unterpremstaetten, Austria (March 15, 2005) — austriamicrosystems (SWX: AMS), a leading supplier of high performance analog ICs for communications, industry & medical and automotive applications, announces detailed financial results for the full year 2004 and fourth quarter 2004.

Financials

austriamicrosystems recorded strong growth in revenues and earnings in 2004. Group revenues for the past fiscal year reached a record high of EUR 160.5 million, increasing by 19.4% or EUR 26.1 million compared to the previous year. Revenues for the fourth quarter 2004 were EUR 50.5 million, an increase of 12.2% (or EUR 5.5 million) compared to the same quarter 2003.

Gross margin for the full year 2004 rose to 43%, expanding considerably from 40% in the previous fiscal year. In the fourth quarter 2004, gross margin reached 44% compared to 45% in the same period 2003. With lower research & development and sales, general and administrative expenses as percentage of revenues for fiscal year 2004, the group result from operations according to IFRS (EBIT) for 2004 grew strongly to EUR 20.6 million. This is an increase of more than 300% (or EUR 15.7 million) compared to 2003. The group result from operations for the fourth quarter 2004 amounted to EUR 9.4 million, increasing by EUR 7.6 million compared to the same period 2003.

Net income for the fiscal year 2004 rose to EUR 3.7 million from EUR 0.6 million in the previous year, resulting in earnings per share for the fiscal year 2004 of CHF 0.56 / EUR 0.36. Net income for the fourth quarter 2004 was EUR 7.5 million, an increase of EUR 6.9 million compared to the same period 2003. Net income for fiscal year 2004 was impacted by a one-time extraordinary non-cash adjustment to our deferred tax asset of around EUR 12 million in the second quarter 2004. Required by IFRS, this adjustment reflects the lowering of the Austrian corporate tax rate from 34% to 25% from January 1st, 2005. Excluding the non-cash tax adjustment, net income for the fiscal year 2004 would have reached EUR 15.8 million, equivalent to earnings per share of CHF 2.38 / EUR 1.54.

Cash and short term investments reached EUR 17.3 million on December 31, 2004 compared to EUR 14.9 million at the end of 2003. The accelerated paydown of long-term debt from the IPO proceeds resulted in net debt decreasing significantly from EUR 113.3 million at year-end 2003 to EUR 53.4 million on December 31, 2004 while financing costs for fiscal year 2004 were significantly lower compared to 2003. Cash flow from operations in the year 2004 amounted to EUR 38.9 million, an increase of 201% (or EUR 26.0 million) compared to 2003, while capital expenditures for the full year 2004 of EUR 21.0 million reflect a slight decrease from the previous year. Total backlog stood at EUR 45.3 million on

December 31, 2004 compared to EUR 42.8 million at year-end 2003. The average number of employees was 819 for fiscal year 2004 compared to 808 for the year 2003, and 824 for the fourth quarter 2004.

All regions and business units contributed to austriamicrosystems' strong revenue growth in fiscal year 2004. The increase in gross margin in 2004 reflects cost benefits from the further expansion of our 200mm fab, our ongoing focus on improving production efficiency and improved product mix. austriamicrosystems continued to invest in research & development in the last fiscal year, laying the foundation for future growth and innovation in the marketplace. Sales, general and administrative expenses for 2004 decreased as percentage of revenues indicating increased traction of austriamicrosystems' international sales network.

Business

austriamicrosystems' business performed strongly in the past fiscal year. Its extensive analog design expertise, integration skills and advanced process technologies helped austriamicrosystems achieve significant market success with existing and new products for its expanding global customer base. As a result, austriamicrosystems was able to further strengthen its position in the worldwide analog semiconductor market.

Leveraging its know-how in low power consumption and high accuracy, austriamicrosystems brought a number of innovative new standard products and product families to the market in 2004. These included an industry-leading family of portable audio ICs for MP3-based media player applications, a novel lighting management solution for portable devices and an advanced rotary encoder sensor allowing contactless position and speed measurement.

austriamicrosystems also launched the new product segment Standard Linear, expected to become a significant growth driver for the company in coming years. Building on its strong IP base resulting from more than 20 years experience in analog chip design, austriamicrosystems last year introduced a broad portfolio of high performance Standard Linear products which continues to be expanded. To accelerate growth in its standard product business including Standard Linear, austriamicrosystems created a global network of leading distributors providing full market coverage in the Americas, Europe, Asia/Pacific and Japan.

austriamicrosystems completed a further expansion step of its state-of-the-art automotive-qualified 200mm wafer fab in 2004, creating a strong platform to support future growth for years to come. austriamicrosystems' business unit Full Service Foundry continued to operate successfully as a leading analog foundry focused on specialty processes. The introduction of an integrated ERP software system from SAP for major functional areas of the business was accomplished in record time and significantly strengthened austriamicrosystems' internal systems going forward.

Outlook

With innovative standard products and customer-specific developments, austriamicrosystems is strongly positioned in the global analog semiconductor market for further growth in its focus segments Power Management, Sensors & Sensor Interfaces, Car Access and Portable Audio.

austriamicrosystems is confident for 2005 and expects its business to develop positively in the current fiscal year with further growth in revenues and earnings. Based on currently available information, austriamicrosystems foresees revenue growth of between 10 and 15% and substantial growth in earnings for the fiscal year 2005.

Further information regarding the austriamicrosystems share is available on the austriamicrosystems website at http://www.austriamicrosystems.com/08ir/ir_news_start.htm

Key figures	**2004**	2003	**Q4 2004**	Q4 2003	Q3 2004
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**160,524**	134,352	**50,545**	45,042	41,070
Gross margin	**43%**	40%	**44%**	45%	42%
Result from operations	**20,550**	4,898	**9,379**	1,813	5,120
Net income/loss	**3,733**	556	**7,463**	550	4,236
Earnings per share in CHF [1]	**0.56**	0.09	**1.04**	0.09	0.60
Earnings per share in EUR [1]	**0.36**	0.06	**0.68**	0.06	0.39
Total backlog	**45,326**	42,754	**45,326**	42,754	56,369

[1] Basic = diluted. Earnings per share for 2003 and Q4 2003 were adjusted to reflect share split effective April 15, 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Consolidated Profit and Loss Statement (full years audited / quarters unaudited)

EUR thousands (except earnings per share)	2004	Q4 2004	2003	Q4 2003
Revenue Products	**129,815**	**39,127**	114,239	38,686
Revenue Foundry & Other	**30,709**	**11,419**	20,113	6,356
Total revenues	**160,524**	**50,545**	134,352	45,042
Cost of sales	**- 91,400**	**- 28,118**	- 80,734	- 24,592
Gross profit	**69,124**	**22,427**	53,617	20,450
Gross margin in %	**43%**	**44%**	40%	45%
Research and development expenses	**- 30,800**	**- 9,120**	- 30,900	- 11,385
Selling, general and administrative expenses	**- 22,117**	**- 5,660**	- 21,378	- 7,124
Other operating income	**4,973**	**1,990**	4,754	729
Other operating expenses	**- 630**	**- 259**	- 1,196	- 858
Result from operations	**20,550**	**9,379**	4,898	1,813
Net financing costs	**- 2,734**	**- 462**	- 5,276	- 1,331
Income/loss before tax	**17,816**	**8,917**	-378	482
Income tax expense	**- 14,083**	**- 1,454**	934	68
Net income/loss	**3,733**	**7,463**	556	550
Earnings per share in CHF [1)]	**0.56**	**1.04**	0.09	0.09
Earnings per share in EUR [1)]	**0.36**	**0.68**	0.06	0.06

[1)] Basic = diluted. Earnings per share for 2003 and Q4 2003 were adjusted to reflect share split effective April 15, 2004. Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	**17,323**	7,674
Short-term investments	**0**	7,258
Trade receivables	**38,777**	37,408
Inventories	**28,460**	24,447
Other receivables and assets	**5,095**	4,491
Total current assets	**89,655**	81,278
Property, plant and equipment	**115,883**	111,339
Intangible assets	**11,200**	11,451
Investments and securities	**195**	1,472
Deferred tax assets	**32,580**	45,415
Other long-term assets	**60**	54
Total non-current assets	**159,919**	169,732
Total assets	**249,574**	251,010
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**34,408**	39,189
Trade liabilities	**21,571**	9,840
Provisions	**15,335**	14,859
Other liabilities	**14,064**	12,202
Total current liabilities	**85,377**	76,090
Interest-bearing loans and borrowings	**36,337**	89,086
Employee benefits	**7,837**	7,202
Deferred government grants	**5,928**	9,574
Other long term liabilities	**1,568**	2,492
Total non-current liabilities	**51,670**	108,355
Shareholders' equity		
Issued capital	**26,647**	21,802
Share premium	**91,417**	54,017
Translation adjustment	**- 104**	- 88
Retained earnings	**- 5,433**	- 9,166
Total shareholders' equity and reserves	**112,527**	66,565
Total liabilities and shareholders' equity	**249,574**	251,010

Consolidated Cashflow Statement (full years audited / quarters unaudited)

EUR thousands	**2004**	**Q4 2004**	2003	Q4 2003
Operating activities				
Income/loss before tax	**17,816**	**8,917**	- 378	482
Depreciation (net of government grants)	**22,077**	**5,701**	20,587	6,252
Changes in employee benefits	**635**	**- 162**	505	42
Changes in other long-term liabilities	**- 382**	**- 168**	2,492	0
Loss from sale of plant and equipment	**- 6**	**- 6**	- 197	- 69
Gain from sale of investments and securities	**170**	**170**	0	0
Net financing cost	**2,564**	**291**	5,276	1,331
Changes in current assets	**- 6,096**	**- 6,196**	- 16,077	- 3,405
Changes in short-term operating liabilities and provisions	**2,195**	**3,945**	756	4,625
Tax payments	**- 67**	**- 22**	- 32	- 21
Cash flows from operating activities	38,906	12,471	12,932	9,238
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 21,030**	**-5,849**	- 23,250	- 5,368
Acquisition of short term investments	**0**	**0**	- 7,543	- 7,543
Government grants received	**1,860**	**0**	15,183	0
Proceeds from sale of plant and equipment	**73**	**73**	820	549
Proceeds from sale of investments	**8,667**	**8,667**	0	0
Interest received	**826**	**214**	438	329
Cash flows from investing activities	**- 9,604**	**3,105**	- 14,352	- 12,033
Financing activities				
Proceeds from borrowings	**1,700**	**1,700**	23,794	487
Repayment of borrowings	**- 58,832**	**- 4,634**	- 16,915	- 4,910
Repayment of finance lease liabilities	**- 686**	**- 208**	- 643	- 179
Interest paid	**- 3,620**	**- 499**	- 5,429	- 1,375
Net proceeds from IPO	**41,785**	**0**	0	0
Changes resulting from merger	**0**	**0**	104	104
Cash flows from financing activities	**- 19,653**	**- 3,641**	911	- 5,874
Net increase/decrease in cash and cash equivalents	**9,649**	**11,935**	- 508	- 8,669
Cash and cash equivalents at 1 January	**7,674**	**5,388**	8,183	16,343
Cash and cash equivalents at 31 December	**17,323**	**17,323**	7,674	7,674

Changes in Equity (audited)

EUR thousands	**2004**	2003
Beginning of period	**66,565**	65,888
Capital increase, merger	**42,245**	182
Net profit/loss for the period	**3,733**	556
Translation adjustment	**- 16**	- 60
End of period	**112,527**	66,565

Segment Reporting (audited)

Business segments	EUR thousands	Products	Foundry & Other	Group
2004				
Revenues		**129,815**	**30,709**	**160,524**
Result from operations		**26,693**	**- 6,143**	**20,550**
2003				
Revenues		114,239	20,113	134,352
Result from operations		5,835	- 937	4,898

Regions	EUR thousands	EMEA [1]	Americas	Asia/Pacific	Group
2004					
Revenues		**129,879**	**18,069**	**12,576**	**160,524**
2003					
Revenues		112,214	16,808	5,330	134,352

[1] Europe, Middle East, Africa

austriamicrosystems introduces 1.6W single-channel audio power amplifiers

AS1702/03/04/05 amplifiers are ideal for mobile phones, PDAs and other portable devices

Unterpremstaetten, Austria (March 23, 2005) – Offering portable electronics designers higher output power and lower distortion solutions, austriamicrosystems has developed the AS1702/03/04/05 family of 1.6-Watt single-channel audio power amplifiers. The AS1702/03/04/05 fully differential audio power amplifiers offer higher output power (1.6W) at comparable distortion levels, or lower distortion levels at comparable output power than similar products, making them ideally suited as front-ends for battery powered audio devices, such as MP3 and CD players, mobile phones, PDAs, portable DVD players and other hand-held battery-powered devices.

The amplifiers are designed to drive 4 Ohm and 8 Ohm loads and the integrated gain circuitry, and their small size make them ideal for 2.7-5V powered devices. Different gain levels for the AS1702/03/04/05 – adjustable gain via external components, 0dB, 3dB and 6dB, respectively – facilitate reduced component designs. Further, a differential input design improves noise and common-mode rejection, while a bridge-tied load (BTL) design minimizes external component count, while providing Hi-Fi audio power amplification.

Continuing austriamicrosystems' industry leadership in low power consumption, the integrated shutdown circuitry disables the bias generator and amplifiers, and reduces quiescent current consumption to less than 100nA. The shutdown input can be set as active-high or active-low, and all devices contain comprehensive click-and-pop suppression circuitry that reduces audible clicks and pops during power-up and shutdown.

The devices are available in 10-pin MSOP package and are pin-compatible with LM4895 (AS1705), TS4994 (AS1702) and MAX9718A/B/C/D.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service

Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

For product-specific information and free sample request please go to www.austriamicrosystems.com/03products/audio_amplifiers.htm
Electronic picture image available on request or at http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces low cost 8-bit incremental magnetic rotary encoder IC

Unterpremstaetten, Austria (April 14, 2005) – austriamicrosystems announces the introduction of the AS5035, an 8-bit incremental magnetic rotary encoder for cost-sensitive industrial and automotive applications. The device is particularly well suited for use in human-machine interface (HMI) applications, such as front panel switches, or as an alternative to optical encoder-based applications where dust or other particles could severely diminish the reliability and accuracy of the system operation.

The AS5035 provides incremental quadrature A/B output signals and an index output signal. The index signal represents a mechanical reference point, called the zero position, which can be programmed by the user at the system assembly stage. Operation safety is ensured by continuous monitoring of the magnet presence and the optimal magnet position in the system.

"The AS5035 is an ideal encoder solution for cost-sensitive applications which have up until now been using optical encoder solutions. Especially in harsh environments, magnetic encoders provide significant advantages over optical encoders, such as during operation in dusty environments or at high temperatures," said Ralf Kodritsch, marketing manager for Sensors & Automation at austriamicrosystems. "Another product feature, which our customers highly value in our magnetic encoder products is the ability to program the zero position at the system assembly stage. For example, the user can simply adjust each individual knob reference position in a front panel application at a final manufacturing step."

The AS5035 provides 64 pulses per revolution on each of the two quadrature output channels, which equals a resolution of 2.8 degrees per step over a full turn of 360 degrees. Operation safety is ensured by a failure detection feature, which monitors the magnet's placement during the operation. In case of a missing or loose magnet, the device instantly provides a warning signal. The IC operates at rotational speeds up to 10,000 revolutions per minute, without missing any incremental pulses. The zero position can be programmed by the user. The AS5035 operates at either 3.3 V or 5 V. The operating temperature ranges from –40°C to +125°C. The AS5035 is available in a lead-free SSOP 16 (5.3mm x 6.2mm) package. AS5035 will be available for sampling in May.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide

with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information visit www.austriamicrosystems.com

Electronic picture image available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

###

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports successful start into the new year

Key financial data for the first quarter 2005

Unterpremstaetten, Austria (April 26, 2005) — austriamicrosystems reports continuing business growth for the first quarter 2005 with increases in revenues and earnings compared to the previous year.

Consolidated group revenues for the first quarter grew to EUR 35.2 million from EUR 32.3 million in the first quarter 2004. Gross margin for the first quarter 2005 reached 43% as in the same period last year.

The result from operations (EBIT) for the first quarter 2005 increased strongly to EUR 4.1 million, rising 78% compared to the same quarter last year. The net result for the first quarter moved up significantly to EUR 2.9 million from EUR 1.6 million in the same period of 2004, an increase of 73%. Earnings per share for the first quarter 2005 were CHF 0.40 / EUR 0.26. Total backlog on March 31, 2005 reached EUR 46.1 million compared to EUR 47.0 million on March 31, 2004.

austriamicrosystems' business units Industry & Medical, Communications and Automotive continue to be successful in the marketplace with their expanding range of high performance analog products. The recently launched solutions for MP3-based portable audio players receive ongoing strong market feedback, including a strategic endorsement by PortalPlayer, the leading system supplier for the portable media player market. At the same time, austriamicrosystems was able to gain additional high value projects with important market participants in its Industry & Medical and Automotive business units. Its newly established international distribution network gives austriamicrosystems a strong platform to address the global analog standard product market including Standard Linear with interesting growth potential going forward.

austriamicrosystems expect its business to continue its positive development and to grow in revenues and earnings in the current year. Based on available information, austriamicrosystems anticipates full year revenue growth of between 10 and 15% for 2005 compared to last year, accompanied by substantial growth in earnings.

The complete quarterly report for the first quarter 2005 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/ir_news_start.htm

###

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information visit www.austriamicrosystems.com

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems


RECEIVED
MAY 3 1 2005
209
SECTION
WASH, D.C.

First Quarter Report 2005

Good start into the new year

Ladies and Gentlemen

Our first quarter results again demonstrate our strong position in the analog semiconductor market, our clear focus on profitable growth and the good demand for our products worldwide.

The first quarter 2005 shows the continuing growth of our business with increases in revenues and earnings compared to the previous year. Consolidated group revenues grew to EUR 35.2 million from EUR 32.3 million in the same quarter in 2004. Our gross margin for the first quarter reached 43% like in the same period last year. The result from operations (EBIT) for the first quarter increased strongly to EUR 4.1 million, rising 78% compared to the same quarter last year. The net result for the first quarter moved up significantly to EUR 2.9 million from EUR 1.6 million in the same period of 2004, an increase of 73%. Earnings per share for the first quarter 2005 were CHF 0.40 / EUR 0.26. Total backlog reached EUR 46.1 million on March 31, 2005 compared to EUR 47.0 million on March 31, 2004.

Our business units Industry & Medical, Communications and Automotive continue to be successful in the marketplace with our expanding range of high performance analog products. Our recently launched solutions for MP3-based portable audio players continue to receive strong market feedback. We announced a major strategic endorsement of our portable audio platform by PortalPlayer, the leading system supplier for the portable media player market. In addition, we are working together with XM Satellite, the leading satellite radio provider in the United States, on several projects for portable digital radio receivers. We were also able to gain additional high value projects with important market participants in our Industry & Medical and Automotive business units. As our international distribution network for standard products is starting to become operational, we are seeing increasing interest from distribution partners for our broad range of standard products including Standard Linear ICs. Partnering with industry leaders like Future Electronics and NuHorizons gives us a strong platform to address the global analog standard product market with interesting growth potential going forward.

We expect our business to continue its positive development and to grow in revenues and earnings in the current year. Based on available information, we anticipate full year revenue growth for 2005 of between 10 and 15% compared to last year, accompanied by substantial growth in earnings.

Key figures EUR thousands (except earnings per share)	**Q1 2005**	Q1 2004	Q4 2004
Revenues	**35,231**	32,276	50,545
Gross margin in %	**43%**	43%	44%
Result from operations	**4,082**	2,296	9,379
Net income/loss	**2,856**	1,648	7,463
Basic = diluted earnings per share in CHF [1]	**0.40**	0.29	1.04
Basic = diluted earnings per share in EUR [1]	**0.26**	0.18	0.68
Total backlog	**46,125**	46,988	45,326

[1] Earnings per share for Q1 2004 were adjusted to reflect share split effective April 15th 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q1 2005	Q1 2004
Revenue Products	**29,685**	27,631
Revenue Foundry & Other	**5,546**	4,645
Total revenues	**35,231**	32,276
Cost of sales	**- 20,247**	- 18,400
Gross profit	**14,984**	13,876
Gross margin in %	**43%**	43%
Research and development	**- 6,717**	- 6,437
Selling, general and administrative	**- 5,932**	- 5,920
Other operating income	**1,790**	924
Other operating expenses	**- 44**	- 147
Result from operations	**4,082**	2,296
Net financing costs	**- 302**	- 853
Income/loss before tax	**3,781**	1,443
Income tax expense	**- 925**	205
Net income/loss	**2,856**	1,648
Basic = diluted earnings per share in CHF [1]	**0.40**	0.29
Basic = diluted earnings per share in EUR [1]	**0.26**	0.18

[1] Earnings per share for Q1 2004 were adjusted to reflect share split effective April 15th 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands as of	March 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	**15,010**	17,323
Trade receivables	**32,508**	38,777
Inventories	**30,729**	28,460
Other receivables and assets	**5,760**	5,095
Total current assets	**84,007**	89,655
Property, plant and equipment	**111,726**	115,883
Intangible assets	**10,713**	11,200
Investments and securities	**198**	195
Deferred tax assets	**31,659**	32,580
Other long-term assets	**60**	60
Total non-current assets	**154,356**	159,919
Total assets	**238,363**	249,574
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**34,139**	34,408
Trade liabilities	**13,626**	21,571
Provisions	**16,573**	15,335
Other liabilities	**9,471**	14,064
Total current liabilities	**73,809**	85,377
Interest-bearing loans and borrowings	**33,893**	36,337
Employee benefits	**8,065**	7,837
Deferred government grants	**5,703**	5,928
Other long term liabilities	**1,513**	1,568
Total non-current liabilities	**49,174**	51,670
Shareholders' equity		
Issued capital	**26,647**	26,647
Share premium	**91,417**	91,417
Translation adjustment	**- 107**	- 104
Retained earnings	**- 2,577**	- 5,432
Total shareholders' equity and reserves	**115,380**	112,527
Total liabilities and shareholders' equity	**238,363**	249,574

Consolidated Cashflow Statement (unaudited)

EUR thousands	Q1 2005	Q1 2004
Operating activities		
Income/loss before tax	**3,781**	1,443
Depreciation (net of government grants)	**5,538**	5,400
Changes in employee benefits	**228**	228
Changes in other long-term liabilities	**- 55**	1,421
Net financing cost	**302**	853
Changes in current assets	**3,319**	1,899
Changes in short-term operating liabilities and provisions	**- 7,992**	312
Tax payments	**- 5**	- 7
Cash flows from operating activities	**5,116**	11,608
Investing activities		
Acquisition of intangibles, property, plant and equipment	**- 4,388**	- 3,130
Interest received	**209**	157
Cash flows from investing activities	**- 4,179**	-2,973
Financing activities		
Proceeds from borrowings	**1,750**	0
Repayment of borrowings	**- 4,254**	- 4,762
Repayment of finance lease liabilities	**- 216**	- 66
Interest paid	**- 531**	- 1,178
Cash flows from financing activities	**- 3,251**	- 6,007
Net increase/decrease in cash and cash equivalents	**- 2,313**	2,628
Cash and cash equivalents at begin of period	**17,323**	7,674
Cash and cash equivalents at end of period	**15,010**	10,302

This report is also available in German. All figures are unaudited.

*austria**micro**systems*

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/500-5420

investor@austriamicrosystems.com

www.austriamicrosystems.com